January 11, 2008

Confidential Treatment Requested by
The Dow Chemical Company

Via EDGAR and Facsimile

Mr. Michael Redick, Attorney-Advisor

Ms. Lesli Sheppard, Attorney-Advisor

Division of Corporation Finance Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

SEC Comment Letter dated August 21, 2007

The Dow Chemical Company

Definitive 14A

Filed March 23, 2007

File No. 001-03433

Dear Mr. Redick and Ms. Sheppard:

On behalf of The Dow Chemical Company (“Dow” or the “Company”), this letter responds to your letter of December 11, 2007, in which you commented on our response to you dated October 16, 2007, regarding our Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders.  Pursuant to conversations with your office on December 21, 2007 and January 7, 2008, the deadline for responding to your December 11, 2007 letter was extended to January 11, 2008, the date of this letter.  The specific language of the comment contained in your December 11, 2007 letter is set forth below, followed by our response.

Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for the text below regarding Dow’s use of Economic Profit and Weighted Average Cost of Capital figures, and the competitive harm that could result from publishing these figures.  The Company requests that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment.  Please address any notification of a request for access to such documents to the undersigned.

Comment

We note your response to comment 6 of our letter dated August 21, 2007.   Please give us a detailed legal analysis that explains how disclosure of your target levels for economic profit and cost of capital will affect your acquisitions and divestitures and cause you competitive harm.

Response

As described in the CD&A portion of the Company’s 2007 Proxy Statement, Dow’s NEOs and other salaried employees are eligible to receive an Annual Performance Award based on performance results for the prior fiscal year.  The Company component of the Annual Performance Award, which comprises 75% of the total Award, is based on achievement of annual Company Economic Profit goals (“EP Goals”).  The formula for determining Economic Profit is published in the Proxy and is described in Attachment 1 to this letter.  The proxy also discloses the measure of actual Company performance against the goals.  For example, the 2007 CD&A contained the following:  “In 2006, Economic Profit and personal measures of performance resulted in payouts averaging 94% of the target award opportunity.  The actual payouts to the NEOs for 2006 performance are shown in the Summary Compensation Table….”

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For the reasons described herein, we believe that publishing Dow’s EP Goals in conjunction with actual performance on a year-to-year basis will result in competitive harm to the Company.

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As described in Dow’s Annual Report on Form 10-K, a large portion of our products are chemicals and plastics commodities.  Many other companies produce and sell products that are very similar or identical to Dow’s products.  In this situation, anticipating a competitor’s decision making criteria is a particular advantage in negotiating commercial transactions.   As disclosed in the 2006
10-K, “Historically, the chemical industry has operated in a competitive environment,

and that environment is expected to continue.  The Company experiences substantial competition in each of its operating segments and in each of the geographic areas in which it operates.  In addition to other chemical companies, the chemical divisions of major international oil companies provide substantial competition in the United States and abroad.”

Because the Company does not otherwise disclose prospective financial projections, disclosure of the EP Goals in the Company’s proxy statement could be used by competitors and customers to gain an edge in commercial negotiations.  For these reasons, as discussed further below, we believe that the EP Goals (which by definition includes Dow’s WACC) are exempt from disclosure pursuant to Exemption 4 to FOIA (5 U.S.C. § 552(b)(4)).

Analysis of Exemption 4 of the FOIA

Instruction 4 to Item 402(b) of Regulation S-K, pertaining to executive compensation, states, “Registrants are not required to disclose target levels with respect to specific quantitative  . . . performance-related factors . . . involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.”   This instruction is similar to and derived from Exemption 4 of the FOIA (“Exemption 4”).(1)

(1)   5 U.S.C. § 552(b)(4).

There are three requirements for application of Exemption 4:

•                  The information must contain either commercial or financial information;

•                  It must be obtained from a person; and

•                  The information must be privileged or confidential.(2)

(2)   Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992), cert. denied, 507 U.S. 984 (1993).

The EP Goals are “Commercial or Financial” Information.   The EP Goals are commercial and financial information.  The United States Court of Appeals for the District of Columbia Circuit has held that “the terms ‘commercial’ and ‘financial’ . . . should be given their ordinary meanings,”(3) which very broadly define the business, financial, policy and internal operations of a person or corporation.  Further, information qualifies as “commercial” if it “pertain[s] or relat[es] to or deal[s] with commerce.”(4)  The United States District Court for the District of Columbia has held that information relating to financial and other expenses of a company is exempt from disclosure.(5)  In addition, pricing information, cost information and other  financial

(3)   Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983).

(4)   American Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 870 (1978).

(5)   Cortez III Service Corp., Inc. v. National Aeronautics and Space Administration, 921 F. Supp. 8, 10, 13 (D.D.C. 1996).

data have been held to constitute protected “commercial or financial information.”(6)  The EP Goals are both commercial and financial because they directly correspond to indicators of the Company’s financial and operational success as defined by its internal and confidential business plan at the time the EP Goals are established.  Therefore, based on the ordinary meanings of the terms, the EP Goals clearly constitute “commercial” and “financial” information within the meaning of Exemption 4.

(6)   See Landfair v. United States Department of the Army, 645 F. Supp. 325, 328 (D.D.C. 1986); Timken Co. v. United States Customs Service, 491 F. Supp. 557, 559-60 (D.D.C. 1980).

The EP Goals have been Obtained from a “Person.”  The second requirement of Exemption 4 is satisfied because the EP Goals are derived from the Company, and a company is a “person” under Exemption 4.(7)

(7)   See Allnet Communication Servs., Inc. v. FCC, 800 F. Supp. 984, 988 (D.D.C. 1992).

The EP Goals are “Confidential” Information.  The final requirement of Exemption 4 is that the information be confidential information, the disclosure of which would result in competitive harm for the registrant.  In order for information to qualify, there must be a showing that disclosure of the information would likely result in substantial competitive harm to the person that submitted the information.(8)  In National Parks and Conservation Association v. Kleppe,(9) the court stated that in order to show “substantial competitive harm,” a party must show that it actually faces competition and that substantial competitive injury would likely result from disclosure.

(8)   National Parks & Conservation Ass’n v. Morton, 498 F.2d. 765, 770 (D.C. Cir. 1974).

(9)   547 F.2d 673 (D.C. Cir. 1976).

In National Parks, the court stated that the information it was evaluating qualified as competitively sensitive, noting that “Suppliers, contractors, labor unions and creditors, too, could use such information to bargain for higher prices, wages, or interest rates, while the [competitors of the company seeking confidential treatment who were not similarly required to disclose such information] would not be similarly exposed.”(10)  The SEC likewise has acknowledged that competitive harm exists under Exemption 4 when confidential information could be used by customers and suppliers in their future dealings with a company.  In a request for information on royalty rates and distribution fees redacted from a Form 10-Q, the SEC found that making this information public would “hinder [the company’s] negotiation position in future deals with other companies.”(11)  In another decision, the Commission found that cost information and manufacturing schedules were exempt from disclosure because details of the company’s contract had the potential to harm future business dealings.(12)  Dow has consistently treated Economic Profit as information that could do competitive harm.  This metric is not disclosed outside the

(10) 547 F.2d at 684.

(11) In re Freedom of Info. Act Appeal of Samuel Schulman, FOIA Release No. 97, 42 SEC Docket 343 (Nov. 16, 1988).

(12) In re Freedom of Info. Act Appeal of William C. Hou,  FOIA Release No. 102, 42 SEC Docket 1069 (Jan. 23, 1989).

Company, and any disclosure of these values to Dow employees are marked “Dow Restricted — For internal use only and is not intended to be communicated to people who are outside of Dow.  If released or disclosed outside the Company, it could have competitive value or adversely affect Dow in other ways.”

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WACC = (NOPAT – EP) / Total Capital (see Attachment 1 for definitions)

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General Information about this Request

The information for which confidential treatment is requested is such that its nondisclosure will not result in the Company failing to provide meaningful disclosure to investors regarding its executive compensation program.  The Company’s proxy statement discloses all material aspects of its compensation programs with the exception of the EP Goals.  Further, the Company has and will disclose at the end of the performance period under the Annual Performance Award program information concerning how much has been earned by NEOs based upon the Company’s actual financial performance.  And for the reasons discussed above, the Company’s investors will be adversely affected if, as a result of the disclosure of the EP Goals, the Company’s ability to successfully compete in M&A transactions, contract negotiations, and other commercial transactions is compromised.  By keeping confidential only the most sensitive information, the Company affords its current stockholders and potential purchasers of its stock the opportunity to review the substance of its compensation arrangements with management while preserving the Company’s competitive interests.

In connection with responding to your comments, we acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me by telephone at (989) 638-2176 or by facsimile at (989) 638-1740.

Very truly yours,

/s/ Thomas E. Moran
Thomas E. Moran
Assistant Secretary

cc:           Andrew N. Liveris, Chairman and CEO, The Dow Chemical Company

Attachment 1

Definitions

Economic Profit (EP)

EP = Net Operating Profit after Tax (NOPAT) – Capital Charge

NOPAT

NOPAT = Net Income + Preferred Dividends + Minority Interest + Gross Interest – Marginal Tax on Gross Interest

Capital Charge (CC)

CC = Total Capital x Weighted Average Cost of Capital

Total Capital (TC)

TC = Total Assets – Non-Interest Bearing Liabilities

Weighted Average Cost of Capital (WACC)

For years, investors have been concerned whether their investments were creating value.  To resolve that question most investors continue to use the Capital Asset Pricing Model (CAPM) methodology.

The CAPM is used to determine the WACC.  In its simplest form, WACC averages the contribution of equity and the contribution of debt or:

WACC	= (% Equity x Cost of Equity)
+ (% Debt x Cost of Debt)

The Cost of Equity for a stock equals the Risk-Free-Rate (RFR) for a long-term government bond plus the risk of the stock over the bond.  This last point recognizes that a stock carries risk above or below the average stock, which in turn carries a risk over the risk-free bond rate.  In other words;

Cost of Equity = RFR + Stock’s Beta x (Market Delta)

where:

•                  RFR = government bond’s long-term RFR.

•                  Beta = relative measure of the stock’s price movement to overall fluctuations in the New York Stock Exchange Composite index.  Any value over 1.0 indicates the stock’s risk is higher than the index; value under 1.0 indicates the risk is lower.

•                  Market Delta = long-term variation of total returns between large company stocks and the long-term bond values.  Over the past 70 years, the value has ranged from 5% to 6%.  However, in recent years, the average has been closer to 6%.

•                  Cost of Debt = RFR plus the cost of acquiring debt minus taxes.